Exhibit 3.1

FIRST AMENDMENT TO

AMENDED AND RESTATED BYLAWS OF

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC.

This First Amendment to the Amended and Restated Bylaws of National American University Holdings, Inc. (the “Company”) was adopted by the Board of Directors of the Company at a meeting of the Board of Directors on the 29th day of April, 2013, and adds a new Section 3.15 to the Bylaws and amends Section 5.3(b) of the Bylaws which read as set forth below. Except for the specific amendments set forth herein, all other provisions of the Company’s Bylaws remain in full force and effect.

3.15	Vice Chair Person. The Board of Directors may elect a Vice Chair of the Board of Directors who, if elected, shall, in the absence of the Chair of the Board of Directors, preside at all meetings of the Stockholders and of the Board of Directors and shall perform such other duties as may be prescribed by the Chair of the Board of Directors from time to time. The Vice Chair of the Board of Directors shall not be deemed to be an officer or employee of the Company solely by serving as the Vice Chair of the Board of Directors.

5.3(b)	In the absence of the Chair of the Board and the Vice Chair of the Board or if both such positions are vacant, preside at all meetings of the Board of Directors and the Stockholders.

Approved by the Board of Directors of National American University Holdings, Inc., at a regular meeting of the Board of Directors held on the 29th day of April, 2013.

/s/ Samuel D. Kerr
Dr. Samuel D. Kerr, Secretary